UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of February 2015

Commission File Number: 001-36697

DBV TECHNOLOGIES S.A.

(Translation of registrant’s name into English)

Green Square-Bâtiment D

80/84 rue des Meuniers

92220 Bagneux France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.    Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXHIBITS

Exhibit	Description

99.1	DBV Technologies to Present at the 2015 Leerink Partners Global Healthcare Conference in New York (USA)

99.2	Largest Presence Ever of DBV Technologies at 2015 Allergy Meeting

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DBV TECHNOLOGIES S.A.

Date: February 4, 2015	By:	/s/ David Schilansky
David Schilansky
Chief Operating Officer

Exhibit 99.1

DBV Technologies to Present at the 2015 Leerink Partners Global Healthcare Conference in New-York (USA)

BAGNEUX, France, February 3, 2015 - DBV Technologies, (Euronext: DBV – ISIN: FR0010417345 - Nasdaq Stock Market: DBVT), a clinical-stage specialty biopharmaceutical company, today announced that Mr. David Schilansky, Chief Operating Officer, and Mr. Charles Ruban, Chief Development Officer, will present at the 2015 Leerink Partners Global Healthcare Conference on Wednesday, February 11th at 1:50pm ET at the Waldorf Astoria Hotel in New York, NY.

A live audio webcast of the presentation will be available on the Investor Relations section of the company’s website, http://www.dbv-technologies.com/en/investor-relations. A replay of the presentation will be available on DBV’s website within 48 hours after the event.

About DBV Technologies

DBV Technologies is developing Viaskin®, an innovative new approach to the treatment of allergies – a major public health issue that has been increasing in prevalence. DBV Technologies, incorporated in France in 2002, has developed a proprietary, worldwide-patented technology for administering an allergen to intact skin while avoiding transfer to the blood, and thus considerably lowering the risk of a systemic, allergic reaction in the event of accidental exposure. DBV Technologies is focusing on food allergies, including milk and peanut, for which there are currently no effective treatments. DBV Technologies has designed two products candidates: Viaskin® Peanut and Viaskin® Milk. The clinical development program for Viaskin® Peanut has received Fast Track designation from the US Food and Drug Administration.

DBV Technologies shares are traded on segment B of Euronext Paris (Ticker: DBV, ISIN code: FR0010417345) and on the Nasdaq Stock Market in the form of American Depositary Shares (each representing one-half of one ordinary share) (Ticker: DBVT).

Forward Looking Statements

This press release contains forward-looking statements. These forward-looking statements are not promises or guarantees and involve substantial risks and uncertainties. Among the factors that could cause actual results to differ materially from those described or projected herein include uncertainties associated generally with research and development, clinical trials and related regulatory reviews and approvals, and the risk that historical clinical trial results may not be predictive of future trial results. A further list and description of these risks, uncertainties and other risks can be found in the Company’s regulatory filings with the French Autorité des Marchés Financiers and the Registration Statement filed with the Securities and Exchange Commission. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. DBV Technologies undertakes no obligation to update or revise the information contained in this Press Release, whether as a result of new information, future events or circumstances or otherwise.

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DBV Technologies Contacts

Susanna Mesa	Nathalie Donne
VP Finance, US Investor Relations & Strategy	Director, Corporate Communication & Business Development
Tel. : +1 917-346-3447	Tel. : +33(0)1 55 42 78 72
susanna.mesa@dbv-technologies.com	nathalie.donne@dbv-technologies.com

DBV IR and Media Contacts

Rooney & Associates
Media Relations
Marion Janic
Tel. : +1-212-223-4017 mjanic@rooneyco.com

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Exhibit 99.2

Largest Presence Ever of DBV Technologies at 2015 Allergy Meeting

•    Six Presentations Highlighting the Potential of Epicutaneous Immunotherapy (EPIT®) in the Treatment of Food Allergies

•    Late-Breaking Oral Presentation by Pr. Hugh Sampson on VIPES results

•    Keynote Oral Presentation by Pr. Christophe Dupont on EPIT®

Bagneux, France, February 3, 2015 - DBV Technologies, (Euronext: DBV – ISIN: FR0010417345 - Nasdaq Stock Market: DBVT), a clinical-stage specialty biopharmaceutical company, today announced that six abstracts on Epicutanous Immunotherapy (EPIT®) were selected for presentation at the 2015 American Academy of Allergy, Asthma & Immunology (AAAAI; http://annualmeeting.aaaai.org/) Annual Meeting in Houston, Texas, February 20-24, 2015. The presentations will include detailed results from the Phase 2b trial of Viaskin® Peanut, as well as key preclinical data on EPIT’s mechanism of action.

The abstracts will also be published in the February 2015 supplement of the Journal of Allergy and Clinical Immunology (JACI). All abstracts are available online at http://www.jacionline.org/.

On February 24th at 5pm CST, DBV be will providing an investor and analyst briefing in Houston, Texas. This event will be webcasted live. Details for this event will be posted on the DBV website at www.dbv-technologies.com.

Title	Epicutaneous Immunotherapy (EPIT®) Is Effective and Safe to Treat Peanut Allergy: A Multi-National Double-Blind Placebo-Controlled Randomized Phase IIb Trial
Date	February 24 - 2:00 pm to 3:15pm
Presenter	Pr. Hugh A. Sampson from Kurt Hirschhorn Professor of Pediatrics, Director of the Jaffe Food Allergy Institute and Dean of Translational Biomedical Science at The Mount Sinai Medical Center in New York (USA)
Session Name	Food Allergy, Innate Immunity and Genetics of Atopic Dermatitis
Session	Poster Number: L28, Session Number: 5611
Link	http://www.jacionline.org/article/S0091-6749%2814%2903701-4/fulltext
Type of Session	Late Breaking Oral Abstract Session

Title	EPIT® for Food Allergy as an Alternative Pathway for Oral Tolerance Induction
Date	February 21 - 4:45 pm to 6:00 pm
Presenter	Pr. Christophe Dupont, Head of the Pediatric-Gastroenterology Ambulatory Department at Necker Hospital, Paris, France
Session	Food Immunotherapy: What is the Best Method?
Type of Session	Oral Presentation
Location	Convention Center, Level Three, General Assembly Theater A

Title	Larger and Stronger Expression of Tregs Gut Homing Receptors with EPIT than with Sublingual or Oral Immunotherapy
Date	February 22 - 3:15 pm to 3:30 pm
Presenter	Dr. Vincent Dioszeghy, Researcher at DBV Technologies
Session Name	Peptide and Epicutaneous Immunotherapy
Session	Poster Number: 518, Session Number: 3606
Type of Session	Oral poster session

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Title	Epicutaneous Immunotherapy Prevents from Induction of Anaphylaxis to Further Allergen
Date	February 22 - 9:45am to 10:45am
Presenter	Dr. Lucie Mondoulet, Head of Research at DBV Technologies
Session Name	Peptide and Epicutaneous Immunotherapy
Session	Number: 467, Session Number: 3212
Type of Session	Poster Session

Title	Epigenetic Changes Following Epicutaneous Immunotherapy in Peanut Sensitized Mice
Date	Sunday, February 22, 2015 between 9:45am to 10:45am
Presenter	Dr. Lucie Mondoulet
Session Name	Peptide and Epicutaneous Immunotherapy
Session	Number: 466, Session Number: 3212
Type of Session	Poster Session

Title	Epicutaneous but Not Oral Immunotherapy Induces Antigen-Specific Gastrointestinal Tregs and Protects Against Food-Induced Anaphylaxis
Date	Monday, February 23, 2015 between: 9:45am to 10:45am
Presenter	Dr. Leticia Tordesillas from Icahn School of Medicine at Mount Sinai, Jaffe Food Allergy Institute, New York, USA
Session Name	Mechanisms of T Cells and Signaling in Disease
Session	Number: 732, Session Number: 4211
Type of Session	Poster Session

About DBV Technologies

DBV Technologies is developing Viaskin®, an innovative new approach to the treatment of allergies – a major public health issue that has been increasing in prevalence. DBV Technologies, incorporated in France in 2002, has developed a proprietary, worldwide-patented technology for administering an allergen to intact skin while avoiding transfer to the blood, and thus considerably lowering the risk of a systemic, allergic reaction in the event of accidental exposure. DBV Technologies is focusing on food allergies, including milk and peanut, for which there are currently no effective treatments. DBV Technologies has designed two products candidates: Viaskin® Peanut and Viaskin® Milk. The clinical development program for Viaskin® Peanut has received Fast Track designation from the US Food and Drug Administration.

DBV Technologies shares are traded on segment B of Euronext Paris (Ticker: DBV, ISIN code: FR0010417345) and on the Nasdaq Stock Market in the form of American Depositary Shares (each representing one-half of one ordinary share) (Ticker: DBVT). For more information on DBV Technologies, please visit our website: www.dbv-technologies.com

Forward Looking Statements

This press release contains forward-looking statements, including statements about the safety and efficacy of Epicutenaous Immunotherapy (EPIT) via Viaskin, including the potential to prevent sensitizations in other allergens, the potential to induce a sustained protection effect and the potential to influence the natural history of allergy. These forward-looking statements are not promises or guarantees and involve substantial risks and uncertainties. In particular it should be noted that these data are preclinical in nature and have not been demonstrated in human subjects. The company’s product candidates have not been approved for sale in any jurisdiction. Among the factors that could cause actual results to differ materially from those described or projected herein include uncertainties associated generally with research and development, clinical trials and related regulatory reviews and approvals, the risk that historical preclinical results may not be predictive of future clinical trial results, and the risk that historical clinical trial results may not be predictive of future trial results. A further list and description of these risks, uncertainties and other risks can be found in the Company’s regulatory filings with the French Autorité des Marchés Financiers, the Company’s Securities and Exchange Commission filings and reports, including in the Company’s prospectus filed with the SEC on October 22, 2014 and future filings and reports by the Company. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. DBV Technologies undertakes no obligation to update or revise the information contained in this Press Release, whether as a result of new information, future events or circumstances or otherwise.

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DBV Technologies Contacts

Susanna Mesa	Nathalie Donne
VP Finance, US Investor Relations & Strategy	Director, Corporate Communication & Business Development
Tel. : +1 917-346-3447	Tel. : +33(0)1 55 42 78 72
susanna.mesa@dbv-technologies.com	nathalie.donne@dbv-technologies.com

DBV IR and Media Contacts

Marion Janic
US Media Relations
Rooney & Associates
Tel. : +1-212-223-4017 mjanic@rooneyco.com

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